UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: April 24, 2023

Worthy Property Bonds, Inc.

(Exact name of issuer as specified in its charter)

86-3192320

(I.R.S. Employer Identification Number)

11175 Cicero Drive, Suite 100, Alpharetta, Georgia 30022

(Full mailing address of principal executive office)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 9. Other Events

Worthy Property Bonds, Inc. (the “Company”) revised the eligibility requirements for participation in the Worthy Property Bond Referral Program (the “Bond Referral Program”), effective May 1, 2023, as follows:

(i) Investors (each a “Referrer”) who meet eligibility standards set forth below the opportunity to receive Worthy Property Bonds as a thank you for referring a friend or family member to open an account on the Worthy Fintech Platform to join the Worthy community and (ii) new members of the Worthy community (each a “Referree”) who meet eligibility standards set forth below the opportunity to receive Worthy Property Bonds as a thank you for opening an account on the Worthy Fintech Platform as a result of an eligible referral. Each eligible Referrer and Referee will be entitled to receive an award of one Worthy Property Bond valued at $10.00 each (each a “Referral Bond”) per eligible referral, subject to a limitation of 50 Worthy Property Bonds per Referrer account and Referree account per calendar year. Referrers must be existing holders of Worthy Property Bonds, and Referees must purchase at least one bond to qualify to receive the Referral Bonds.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Property Bonds, Inc.

April 24, 2023	By:	/s/ Dara Albright
Dara Albright Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

April 24, 2023	By:	/s/ Dara Albright
Dara Albright President, Chief Executive Officer, Chief Marketing Officer and Director

April 24, 2023	By:	/s/ Sally Outlaw
Sally Outlaw Director

April 24, 2023	By:	/s/ Alan Jacobs
Alan Jacobs Treasurer (Chief Financial Officer), Secretary and Director